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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
        PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER


                               ECONOMETRICS, INC.
             (Exact name of registrant as specified in its charter)



                 DELAWARE                                    26-2443288
      (State or other jurisdiction                         (IRS Employer
            of incorporation)                           Identification No.)


     330 Clematis Street, Suite 217
           West Palm Beach, FL                                  33401
 (Address of principal executive offices)                    (Zip Code)


                                  561-514-0936
                         (Registrant's telephone number)


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                                   RULE 14F-1
                    REPORT OF CHANGE IN MAJORITY OF DIRECTORS

                  INFORMATION PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               ECONOMETRICS, INC.
                         330 Clematis Street, Suite 217
                            West Palm Beach, FL 33401

         This report is furnished by the Board of Directors of Econometrics, Inc., a Delaware corporation ("Econometrics"), to the holders of its common stock, $.001 par value.

         On December 26, 2008 Corporate Services International, Inc. ("CSII") and Michael Anthony, CEO of Econometrics, entered into a Stock Purchase Agreement with Bangyi Xue. The Stock Purchase Agreement contemplates that CSII will sell to Mr. Xue 4,000,020 shares of the common stock of Econometrics, representing 94% of the outstanding common stock (the "Stock Sale"). The purchase price will be $350,000. The Stock Sale will take place ten or more days after this Report is mailed to the shareholders of record of Econometrics.

         Pursuant to the terms of the Stock Purchase Agreement, at the time of the Stock Sale, Michael Anthony will submit his resignation from the Board of Directors and from his position as sole officer of Econometrics. Prior to doing so, he will elect Bangyi Xue to serve as the sole member of the Board of Directors, effective on Mr. Anthony's resignation. The Board will then appoint Bangyi Xue to also serve as Chief Executive Officer and Chief Financial Officer of Econometrics.

         This report is provided for information purposes only. We are not soliciting proxies in connection with the matters described in this report. You are not requested to respond to this report in any way.

         This report will first be mailed to the shareholders of Econometrics on or about December 31, 2008.

                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

         Upon completion of the Stock Sale from CSII to Mr. Xue, there will be 4,243,318 shares of Econometrics common stock issued and outstanding, representing the only outstanding equity securities. The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of the date of completion of the Stock Sale by the following:

         o each shareholder who beneficially owns more than 5% of our common stock (on a fully-diluted basis);

         o Bangyi Xue, who will be our Chief Executive Officer and sole member of the Board of Directors; and

         o    all of our new officers and directors as a group.


           NAME AND ADDRESS OF              AMOUNT AND NATURE        PERCENTAGE
           BENEFICIAL OWNER(1)           OF BENEFICIAL OWNERSHIP      OF CLASS
           -------------------           -----------------------      --------
           Bangyi Xue                           4,000,020               94.3%
           All officers and directors           4,000,020               94.3%
           as a group (1 person)


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(1)      The address of each director is Building 26, Unit 21, South Station New
         Village, Guandu District, Kunmin City, Yunnan Province, P.R. China.


                      NEW MEMBER OF THE BOARD OF DIRECTORS

         Upon the closing of the Stock Sale, the election to the Board of Bangyi Xue will be effective, and he will be the sole member of the Board of Directors. Information regarding the new director follows:

                  BANGYI XUE. Since 2006 Mr. Xue has been employed as Chairman of Shangdong Jinzanghuang (Tibet) Pharmaceutical Group Co., Ltd., which is involved in the manufacture and distribution of pharmaceutical and nutraceutical products based on traditional Tibetan medical principles. From 1996 until 2006 Mr. Xue was employed as General Manager of Qunming Railway Resources Co., which manufactured equipment in China. Mr. Xue was awarded a degree in Economics and Management by the Wuhan College of Finance. He is 52 years old.

         CODE OF ETHICS

         Econometrics does not have a code of ethics applicable to its management, due to the small number of individuals involved in management.

         NOMINATING AND AUDIT COMMITTEE

         The Board of Directors does not have an audit committee or a nominating committee, due to the small size of the Board. The Board also does not have an "audit committee financial expert."

         SHAREHOLDER COMMUNICATIONS

         The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures.

         EXECUTIVE COMPENSATION

         After Econometrics completes an acquisition of an operating company, Bangyi Xue expects to receive $11,500 in annual compensation from the consolidated entity.


                           PREVIOUS BOARD OF DIRECTORS

         The following table lists certain information regarding the individual who was the sole officer and director of Econometrics prior to the Stock Sale:


         NAME                AGE      POSITION(S)                 DIRECTOR SINCE
         ----                ---      -----------                 --------------
         Michael Anthony     42       Director, Chief Executive   2007
                                      Officer, President,
                                      Secretary,
                                      Treasurer

         MICHAEL ANTHONY. Mr. Anthony has been the sole director and officer of the Company since April 12, 2007. Mr. Anthony is the sole director and officer of Corporate Services International, Inc. and Century Capital Partners, LLC, personal use business consulting companies. Since November 2004, Mr. Anthony has been President and CEO of Union Equity, Inc. and its wholly owned subsidiary, Home Sales 24/7, Inc. Union Equity, Inc. is an Internet based real estate marketing firm. On or about July 15, 2005 Mr. Anthony became an officer and director of Ubrandit.com, Inc., a reporting blank check company, from which he resigned his position on October 31, 2006. On or about July 30, 2006, Mr. Anthony became an officer and director of Standard Commerce, Inc., a reporting blank check company, from which he resigned his position on August 24, 2007. On or about March 15, 2007, Mr. Anthony became an officer and director of Apogee

                                      -3-

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Robotics, Inc., a reporting blank check company, from which he resigned his position on March 31, 2008. On or about May 25, 2007, Mr. Anthony became an officer and director of Aim Smart Corporation, a reporting blank check company, from which he resigned his position on April 24, 2008. On or about July 2, 2007, Mr. Anthony became an officer and director of Diversified Opportunities, Inc., a reporting blank check company, from which he resigned his position on May 30, 2008. On or about September 2, 2007, Mr. Anthony became an officer and director of Dover Glen, Inc., a reporting blank check company, from which he resigned his position on December 16, 2008. In addition, Mr. Anthony is currently an officer and director of Highland Ridge, Inc. and Hygenics Pharmaceuticals, Inc., both of which are reporting blank check companies.


         BOARD MEETINGS AND COMMITTEES

         The Board of Directors prior to the Stock Sale had no committees. During the fiscal year ended May 31, 2008, the Board of Directors held one meeting, which was attended by Mr. Anthony, and acted by unanimous consent on three occasions.

         EXECUTIVE COMPENSATION AND COMPENSATION OF DIRECTORS

         Econometrics has not paid compensation to Michael Anthony for any of his services.

         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         In connection with the Order confirming custodianship of Econometrics to Corporate Services, International, Inc., approved on April 12, 2007, Michael Anthony became our sole director on February 15, 2008 after being appointed interim director on April 12, 2007. As sole director, Michael Anthony entered into an agreement with the Corporate Services International, Inc. (CSII) whereby CSII agreed to make an investment of paid in capital of $30,000 to be used to pay for costs and expenses necessary to bring Econometrics back into compliance with state and federal securities laws. In exchange for the $30,000 CSII was issued 4,000,000 shares of common stock on February 9, 2008. Corporate Services International, Inc. is a private services corporation for which Michael Anthony is the sole shareholder, officer and director.

         Laura Anthony, Esquire has been the corporate and securities counsel to Econometrics. Laura Anthony is Michael Anthony's wife. Ms. Anthony's legal fees for the fiscal year end May 31, 2008 totaled $10,000.

         December 31, 2008          By Order of the Board of Directors:

                                    /s/ Michael Anthony
                                    --------------------------------------------
                                    Michael Anthony, Chairman


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